November 14, 2019

Brian Mitts
President
NexPoint Real Estate Finance, Inc.
300 Crescent Court
Suite 700
Dallas, Texas 75201

       Re: NexPoint Real Estate Finance, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-11 Submitted October 22, 2019
           CIK No. 0001786248

Dear Mr. Mitts:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
October 10, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form S-11

Our Strategic Relationship with Our Sponsor3, page 3

1. We note your response to prior comment 3 and continue to note the disclosure in the summary regarding the enterprise values and increase in market capitalization. Please revise to move this disclosure to the Business section and balance by qualifying the leverage associated with these entities and a discussion of any losses or adverse business developments specific to these entities. In addition, we note the return information on page 105 from March 2015 to June 2019 and the comparison with RMZ from June 2018 to June 2019. With a view toward disclosure, please provide us a comparison with RMZ
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NexPoint LastNameBrian Mitts
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         for the entire period from March 2015 to June 2019 and provide annual returns for the same period, including net income/loss for each year.
Our Financing Strategy, page 13

2. We note your revised disclosure in response to prior comment 4. We continue to believe you should consider adding a discussion of assets and liabilities on a gross basis in places you have discussed them on a net basis. For instance, we note your disclosure on page 2 that SFR loans will be 86% of total assets upon completion of the formation transactions.
         However, based on your pro forma financial statements, SFR loans represent approximately 47% of total assets. Please further revise your disclosure or explain to us why you do not believe additional disclosure is necessary.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
Note 2. Formation Transaction and Initial Public Offering, page F-11

3. We note your response to our prior comment 15. We are continuing to consider your response and may have additional comments.
Note 4. Pro Forma Adjustments, page F-19

4. We note that your calculation of interest revenue assumes no prepayments during the period. Please tell us whether you have experienced any significant prepayments with respect to your investment assets, and if so, explain to us why they were not considered in your calculation of interest revenue.
5. We have considered your response to our prior comment 17. We note in your disclosure on page F-14 that you intend to elect the fair value option with respect to the assets and liabilities held by the consolidated CMBS Entity. However, it appears that your methodology for recognizing revenue with respect to the loans held by the CMBS Entity assumes the loans are carried at amortized cost. Please clarify for us how you determined your methodology for recording revenue related to the CMBS assets for pro forma financial statements purposes reconciles with your decision to elect the fair value option.
6. We have considered your response to our prior comment 19. We remain unclear how your adjustments related to the estimated distribution and corrporate general and administrative expenses are factually supportable. Please revise your pro forma financial statements to eliminate these adjustments or further explain to us how they are factually supportable.
General

7. We note your response to prior comment 5. We have referred your response to the
         Division of Investment Management for further review and they will contact you directly when they have completed their review.
8. We note the revised disclosure on pages 3, 62 and 101 that Highland filed for Chapter 11
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November 14, 2019
Page 3
      bankruptcy protection and that your sponsor is affiliated through common control with
      Highland. Please revise to more specifically describe how your sponsor is affiliated with
      Highland, including identifying the certain directors and executive officers that serve in various capacities at Highland or its affiliated entities. In addition, please more specifically describe this bankruptcy filing and any potential conflicts of interest.
       You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Robert
Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
Counsel, at (202) 551-3673 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.



                                                           Sincerely,
FirstName LastNameBrian Mitts
                                                           Division of
Corporation Finance
Comapany NameNexPoint Real Estate Finance, Inc.
                                                           Office of Real
Estate & Construction
November 14, 2019 Page 3
cc:       Charlie Haag
FirstName LastName